SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

					  Amendment No. 1 to

                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  Public Service Company of New Hampshire


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

Series D Letter of Credit and Reimbursement Agreement.
Series E Letter of Credit and Reimbursement Agreement.
Conversion of $75,000,000 Series D and $44,800,000 Series E tax-exempt pollution control revenue bonds from flexible to fixed rate mode and remarketing of converted bonds.

2.   Issue, renewal or guaranty:

Amendment and Renewal of Series D and E Letters of Credit and Letter of Credit and Reimbursement Agreement.
Conversion of $75,000,000 Series D and $44,800,000 Series E tax-exempt pollution control revenue bonds from flexible to fixed rate mode.

3.   Principal amount of security:

Series D Letter of Credit - $41,748,000 aggregate principal amount.
Series E Letter of Credit - $73,666,000 aggregate principal amount. Conversion of $75,000,000 principal amount of Series D tax-exempt pollution control revenue bonds from flexible to fixed rate mode.
Conversion of $44,800,000 principal amount of Series E tax-exempt pollution control revenue bonds from flexible to fixed rate mode.

4.   Rate of interest per annum of each security:
Not applicable to Series D and E Letters of Credit and
Reimbursement Agreements.
Series D and E tax-exempt pollution control revenue bonds, due May 1, 2021, converted to fixed rate of 6 percent.

5.   Date of issue, renewal or guaranty of each security:

Letters of Credit and related Letters of Credit and Reimbursement Agreements extended as of April 23, 1998. Conversion of tax-exempt pollution control revenue bonds to fixed rate mode occurring on May 1, 1998. Integrated transaction closing May 1, 1998.

6.   If renewal of security, give date of original issue:

Series D and E Letter of Credit and Reimbursement Agreements dated as of May 1, 1995. Series D and E Letters of Credit issued May 2, 1995. Series D tax-exempt pollution control revenue bonds originally issued December 17, 1992.
Series E tax-exempt pollution control revenue bonds originally issued December 15, 1993.

7.   Date of maturity of security:

Series D and E Letters of Credit expire April 22, 1999.
Converted Series D and E tax-exempt pollution control revenue bonds due May 1, 2021.

8. Name of the person to whom security was issued, renewed or guaranteed:

Series D Letter of Credit issued by Barclays Bank PLC, New York Branch as issuing bank and agent and by Participating Banks. Series E Letter of Credit issued by Swiss Bank Corporation, Stamford Branch as issuing bank and agent and by Participating Banks.
Converted fixed rate Series D and E tax-exempt pollution control revenue bonds remarketed by Morgan Stanley Dean Witter and Goldman, Sachs and Co., as remarketing agents under Loan and Trust Agreements and Amended and Restated Remarketing Agreement.

9.   Collateral given with security, if any:

Pledge of accounts receivable granted as additional security for Series D and E Letters of Credit pursuant to renewed and amended Letter of Credit and Reimbursement Agreements. (Series F and G First Mortgage Bonds originally provided as security for Series D and E taxable and tax-exempt pollution control revenue bonds.)

10.  Consideration received for security:

     Not applicable.

11.  Application of proceeds of security:

     Not applicable.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

          Not applicable.

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

          Not applicable.

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable.

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52.

                                   PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                              By   /s/Catherine E. Shively
                                      Senior Counsel
                                      Public Service Company of New Hampshire
                                      Its Attorney

Date: June 15, 1998